SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE TO

                               (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   ) *



                RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                --------------------------------------------
                     (Name of Subject Company (Issuer))



                    WESTERN REAL ESTATE INVESTMENTS, LLC
                --------------------------------------------
                (Names of Filing Persons (Identifying Status
                    as Offeror, Issuer or Other Person))



                          LIMITED PARTNERSHIP UNITS
                        ----------------------------
                         (Title of Class Securities)



                                    None
                     ----------------------------------
                     (CUSIP Number of Class Securities)



             --------------------------------------------------

                                 BEN FARAHI
                    WESTERN REAL ESTATE INVESTMENTS, LLC
                            1175 WEST MOANA LANE
                                  SUITE 200
                             RENO, NEVADA 89509
                               (775) 825-3355

             --------------------------------------------------

                                  Copy To:
                            DON S. HERSHMAN, ESQ.
            MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                          200 NORTH LASALLE STREET
                                 SUITE 2100
                           CHICAGO, ILLINOIS 60601

             --------------------------------------------------

                          CALCULATION OF FILING FEE
--------------------------------------------------------------------------
Transaction Valuation*  $3,880,000              Amount of Filing Fee  $776
--------------------------------------------------------------------------
      * For purposes of calculating the fee only. This amount assumes the purchase of 40,000 units of limited partnership interest of the subject partnership for $97 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

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


      [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously
Paid:                   N/A
                        ------------------------------------------------
Form or
Registration No.:       ------------------------------------------------

Filing Party:           ------------------------------------------------

Date Filed:             ------------------------------------------------

      [   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ X ] third-party tender offer subject to Rule 14d-1.
      [   ] issuer tender offer subject to Rule 13e-4.
      [   ] going-private transaction subject to Rule 13e-3.
      [   ] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                           TENDER OFFER STATEMENT

      This statement (the "Statement") constitutes the Tender Offer Statement on Schedule TO of Western Real Estate Investments, LLC (the "Purchaser") relating to an offer to purchase units of limited partnership interest (the "Units") of Resources Accrued Mortgage Investors 2, L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are filed as Exhibits
(a)(1) and (a)(2) hereto, respectively. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

      During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule 1 to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Except as described in the Offer to Purchase, none of the events set forth in Item 1005(a) and (b) of Regulation M-A has occurred.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Except as set forth in the Offer to Purchase, none of the events set forth in Item 1006(c) of Regulation M-A are planned, proposed or being negotiated.




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


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Except as set forth in the Offer to Purchase, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      The Purchaser owns 2,799 Units representing 1.49% of the total outstanding Units. Mr. Ben Farahi is a partner in Farahi Investment Company, a general partnership which is the sole member of the Purchaser. Mr. Farahi owns 44 units representing .02% of the total outstanding units. The Purchaser and Mr. Farahi own in the aggregate 2,843 units or 1.51% of the total units outstanding based on the 187,919 Units outstanding as of the date hereof.


ITEM 10  FINANCIAL STATEMENTS.

      Not Applicable


ITEM 12  EXHIBITS.

      (a)(1)      Offer to Purchase, dated February 9, 2001.

      (a)(2)      Letter of Transmittal and Related Instructions.

      (a)(3)      Cover Letter, dated February 9, 2001, from the
                  Purchaser to Limited Partners.

      (a)(4)      Notice of Withdrawal


ITEM 13  INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not Applicable.
































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


                                  SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              WESTERN REAL ESTATE INVESTMENTS, LLC

                              By: Farahi Investment Company, member


                              By  /s/ Ben Farahi
                              --------------------------
                              Ben Farahi
                              Partner




Dated:  February 9, 2001
















































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


                                EXHIBIT INDEX



Exhibit No.

      (a)(1)      Offer to Purchase, dated February 9, 2001.

      (a)(2)      Letter of Transmittal and Related Instructions.

      (a)(3)      Cover Letter, dated February 9, 2001, from the
                  Purchaser to Limited Partners.

      (a)(4)      Notice of Withdrawal
























































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